UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2024.

Commission File Number 001-40626

VTEX

(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant’s name into English)

125 Kingsway, Wc2B 6NH

London, United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

VTEX Reports Fourth Quarter 2023 Financial Results

Total revenue reached US$60.7 million, increasing 34% in USD and 25% in FXN YoY

Gross profit grew 45% in USD and 33% in FXN YoY, reaching 74% margin, a 6p.p. increase YoY

Non-GAAP income from operations and free cash flow reached 19% and 16% margin, respectively

NEW YORK, February 27, 2024 – VTEX (NYSE: VTEX), the global enterprise digital commerce platform, today announced results for the fourth quarter of 2023 ended December 31, 2023. VTEX results have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS Accounting Standards”) and interpretations issued by the IFRS Accounting Standards Interpretations Committee (“IFRS Accounting Standards IC”) applicable to companies reporting under IFRS Accounting Standards.

Geraldo Thomaz Jr., founder and co-CEO of VTEX, commented, “In 2023, we consistently surpassed expectations quarter after quarter, navigating an uncertain economic landscape. Our operational and business decisions also drove significant margin improvements every quarter. The 4Q23 results highlight the inherent operational leverage in our business model, providing a robust foundation for continued sustainable growth.” Mariano Gomide de Faria, founder and co-CEO of VTEX, added, “This year, we delivered significant milestones in our global expansion, and it’s exciting to know that the journey is just beginning. We’ve announced relevant customer names globally and earned the recognition of industry experts. We look forward to continue executing our global strategy, setting the stage for a transformative future for VTEX.”

Fourth Quarter 2023 Financial Highlights

•	GMV reached US$5.4 billion in the fourth quarter of 2023, representing a YoY increase of 37.9% in USD and 29.9% on an FX neutral basis.

•

Total revenue increased to US$60.7 million in the fourth quarter of 2023, from US$45.5 million in the fourth quarter of 2022, representing a YoY increase of 33.5% in USD and 24.9% on an FX neutral basis.

•

Subscription revenue represented 95.9% of total revenues and increased to US$58.2 million in the fourth quarter of 2023, from US$42.7 million in the fourth quarter of 2022, a YoY increase of 36.3% in USD and 27.5% on an FX neutral basis.

•

Non-GAAP subscription gross profit was US$45.8 million in the fourth quarter of 2023, compared to US$31.4 million in the fourth quarter of 2022, representing a YoY increase of 45.7% in USD and 34.7% on an FX neutral basis.

•

Non-GAAP subscription gross margin was 78.6% in the fourth quarter of 2023, compared to 73.5% in the same quarter of 2022. The YoY margin expansion of 510 bps was mainly attributable to operational hosting cost efficiencies, support cost optimization, among other impacts.

•

Non-GAAP income from operations was US$11.6 million during the fourth quarter of 2023, compared to a Non-GAAP income from operations of US$1.7 million in the third quarter of 2023 and a Non-GAAP income from operations of US$2.1 million in the same quarter of 2022.

•

Non-GAAP positive free cash flow was US$9.5 million during the fourth quarter of 2023, compared to a Non-GAAP positive free cash flow of US$2.7 million in the third quarter of 2023 and a Non-GAAP positive free cash flow of US$2.5 million in the same quarter of 2022.

•	As of December 31, 2023, our total headcount was 1,277, remaining stable versus the prior quarter, and decreasing 5.2% YoY.

•

On August 8, 2023 the Board of Directors authorized the repurchase of shares of the Company’s Class A common shares for an aggregate amount of up to US$20.0 million. During the fourth quarter of 2023, we executed 100% of the remaining authorized amount and repurchased 1.9 million shares at an average price of US$5.41 per share for a total cost of US$10.2 million.

•

Considering the current and the previous year’s share repurchase programs, the total executed amount reached 10.7 million shares, with an average price of US$4.48 per share and a total cost of US$48.0 million.

Fourth Quarter 2023 Commercial Highlights:

•

New customers that initiated their operations with us, among others: Biscoite, John John, Obabox, Osklen, and Tiffany in Brazil, BSoul in Colombia, Macondo in Italy, 7-eleven, Chapur and Voit in Mexico, Hunter Douglas in Nederlands, Yape Market in Peru, and Hearst and ShopHero in the US.

•	Existing customers expanding their operations with us by opening new online stores, among others:

•	Carrefour, who added a new store in Brazil, Atacadão, now operating seven stores in Latin America;

•	Colgate, who added a new store in the US, PCA Skin, now operating in Brazil and the US, both with B2C and B2B models;

•	Motorola, who added a new store in Ecuador, now operating in 20 countries across North America, Latin America, and EMEA;

•	Oshkosh Corporation, who added a new store in the US, Oshkosh Airport Products, together with Pierce Manufacturing they are now operating with two B2B stores in the US; and

•	Probeauty, who added a new store in Romania, Eternal, now operating both B2C and B2B stores in Romania.

Fourth Quarter 2023 Operational Highlights:

We innovate aligned with our guiding principles. We express our brand through the success of our customers. VTEX key operational highlights this quarter are:

•	Zero friction onboarding and collaboration:

•

Flamingo, a Colombian retail chain with over 40 stores, teamed up with VTEX to streamline their checkout. They seamlessly integrated their widely used private label credit card, Me Fia, into their system through VTEX. This new method now constitutes over 60% of Flamingo’s digital sales, significantly boosting user experience and sales, reinforcing their digital market presence.

•

The world’s largest tool company, harnessed the potential of a self-service platform for its B2B operations through VTEX. This implementation streamlined ordering across three major business units, eliminating offline complexities and resulting in significant time and cost savings. Migrating to VTEX facilitated the integration of their traditional ecommerce and B2B sites, creating a unified and user-friendly commerce experience, enhancing efficiency and reducing overall costs.

•	Single control panel for every order

•

Electrolux, a leading brand in innovative home appliances, overcame the absence of physical stores by introducing a nomad’ store at the 2023 Home Fair in Colombia. This adaptable store, set up specifically for events like the Home Fair, featured self-service kiosks and a sales team with the VTEX Sales App, for them to seamlessly showcase products through the app. The initiative resulted in a 73% sales increase from 2022. The pickup point contributed 30% of total sales, and there was an impressive 84% growth in units.

•

Jeffers Pet, the leading US animal health and supply company, expanded using VTEX to manage one physical store and two websites. Their second site, Lambert Vet Supply, offers 4,000+ SKUs. VTEX’s flexibility enabled detailed pet registrations and streamlined checkouts by integrating with master data. Customization for subscriptions and vaccine deliveries improved user experience. The unified web platform resulted in outstanding performance, they saw an incredible 208% sales spike within three weeks of its launch.

•

Motorola, the global telecommunications leader, addressed challenges in multiple commerce platforms by migrating to VTEX. This move streamlined operations, accelerated global store establishment and facilitated the testing of third-party applications. Optimizing architectures by country and reducing total cost of ownership, Motorola achieved a remarkable 20% annual growth in its ecommerce business.

•	Commerce on auto-pilot and co-pilot

•

Badamax, the force behind Ferouch and NewMan, advanced its VTEX partnership. Leveraging VTEX IO, they refined web development, interfaces, and integrations to match changing trends. Integrating sales channels and merging online with physical stores, Badamax saw a 46% YoY sales surge in 2023. Ecommerce now contributes over 9% of their total retail sales, driving growth for Ferouch and NewMan. Real-time sales connections across 64 physical stores empowered smarter decisions. Their adoption of VTEX Pick and Pack technology showcases their progress in transforming physical stores into efficient fulfillment hubs, a sign of their ongoing evolution.

•

Haight, a women’s fashion retailer operating 6 physical stores in Brazil, expanded its local web presence with over 800 SKUs. Leveraging VTEX’s customizable features, they introduced multi-currency support and multilanguage capabilities, using the catalog translation app. Implementing VTEX’s smart checkout vendor code, social selling, promotions, catalog management, pricing, and OMS, Haight streamlined the purchasing process, leading to a remarkable 42% increase in conversion rates and a 30% rise in average daily revenue.

•	The development platform of choice for digital commerce

•

Aramis, a Brazilian clothing brand with more than 100 stores and 1,200 multi-brand stores, partnered with VTEX for their unified commerce solution. Using VTEX IO, they launched a customized webpage mirroring the in-store experience online. The site showcases iconic products, campaigns, and offers a “Aramis Way” section with fashion content, enhancing customer experience and boosting conversion.

•

VitalAire, the international brand for air liquide’s home healthcare activities, swiftly migrated its B2C ecommerce in Brazil to VTEX in just four months. Adapting two clinics to warehouses and employing VTEX shipping network helped them to reduce their delivery costs. VTEX IO customized their site for better user experience, offering free shipping, checkout simulations, categorized product views, and top-selling item highlights.

Full-Year 2023 Operational and Financial Highlights

•	GMV reached US$16.5 billion in the full-year 2023, representing a YoY increase of 30.2% in USD and 25.3% on an FX neutral basis.

•	Number of customers totaled 2.6 thousand in 2023. The number of customers with annual revenue above US$250 thousand increased to 126 from 94 the prior year.

•

Number of stores totaled 3.5 thousand in 2023, a YoY increase of 3.8%, in 43 countries. Our top 100 customers have an average of 6.0 stores per customer, up from 5.9 in 2022. Active stores with more than US$25 thousand in Annual Recurring Revenue (“ARR”) represented 86.4% of our revenue and reached an average ARR per store of US$133.6 thousand.

•	Total revenues increased to US$201.5 million in 2023, from US$157.6 million in 2022, representing a YoY increase of 27.8% in USD and 23.7% on an FX neutral basis.

•	In 2023, our same-store-sales (“SSS”) were 19.3% in USD and 14.6% on a FX Neutral basis.

•	Revenue from existing stores increased to US$146.0 million in 2023, with a net revenue retention rate (“NRR”) of 111.3% in USD and 107.4% on a FX Neutral basis.

•	Revenues from new stores increased to US$27.7 million in 2023 compared to US$21.3 million in the fiscal year 2022.

•

In 2023, Brazil revenues increased by 22.7%, Latin America excluding Brazil by 21.0%, and Rest of the World by 37.3% on a YoY FX neutral basis. In 2023, Brazil, Latin America excluding Brazil and Rest of the World represented 54%, 35% and 11% of our total revenue respectively, compared to 55%, 35% and 10% respectively in 2022.

•	Subscription revenue represented 94.4% of total revenues and increased to US$190.3 million in 2023, from US$148.5 million in 2022, a YoY increase of 28.2% in USD and 23.9% on an FX neutral basis.

•

In 2023, R&D reached 417 employees, decreasing 4.8% YoY, S&M reached 344 employees, decreasing 8.8% YoY, G&A reached 246, decreasing 1.2% YoY, and under COGS we have our customer excellence teams which represented 270 employees, decreasing 4.6% YoY.

Business Outlook

Although the macroeconomic scenario remains uncertain, we see VTEX well positioned to capture an attractive market opportunity. We are closely monitoring the performance of our customers and sales funnel and taking necessary actions to ensure our business’ sustainable growth and success.

In this context, we are currently targeting revenue for the first quarter of 2024 in the US$52.5 million to US$53.5 million range, implying a YoY growth of 22% on an FX neutral basis in the middle of the range.

For the full year 2024, we expect FX neutral YoY revenue growth of 18% to 22%, implying a range of US$234 million to US$243 million based on January’s average FX rate.

For the full year 2024, as we continue executing our strategy for profitable growth, we anticipate free cash flow and non-GAAP operating income margins to reach mid-to-high single digits.

We are confident in VTEX’s ability to navigate the uncertainties posed by the current macroeconomic scenario. We are empowering our customers to digitally transform their commerce operations while helping them to outperform the market.

The business outlook provided above constitutes forward-looking information within the meaning of applicable securities laws and is based on a number of assumptions and subject to a number of risks. Actual results could vary materially as a result of numerous factors, including certain risk factors, many of which are beyond VTEX’s control. See the cautionary note regarding ‘‘Forward-Looking Statements’’ below. Fluctuations in VTEX’s operating results may be particularly pronounced in the current economic environment. There can not be an assurance that VTEX will achieve these results.

The following table summarizes certain key financial and operating metrics for the three months and twelve months ended December 31, 2023 and 2022.

	Three months ended December 31,		Twelve months ended December 31,
(in millions of US$, except as otherwise indicated)	2023	2022	2023	2022
GMV	5,382.7	3,903.7	16,524.2	12,687.7
GMV growth YoY FXN (1)	29.9%	29.2%	25.3%	26.8%
Revenue	60.7	45.5	201.5	157.6

Revenue growth YoY FXN (1)	24.9%	19.6%	23.7%	22.3%
Non-GAAP subscription gross profit (2)(4)	45.8	31.4	145.1	107.6
Non-GAAP subscription gross profit margin (3)(4)	78.6%	73.5%	76.2%	72.4%
Non-GAAP income (loss) from operations (4)	11.6	2.1	7.7	(35.1)

Total number of employees	1,277	1,347	1,277	1,347

(1)

Calculated by using the average monthly exchange rates for the applicable months during 2022, adjusted by inflation in countries with hyperinflation, and applying them to the corresponding months in 2023, as applicable, so as to calculate what our results would have been had exchange rates remained stable from one year to the next.

(2)	Corresponds to our subscription revenues minus our subscription costs.
(3)	Corresponds to our subscription gross profit divided by subscription revenues.
(4)	Reconciliation of Non-GAAP metrics can be found in tables below.

Conference Call and Webcast

The conference call may be accessed by dialing +1-888-660-6011 (Conference ID – 1918046–) and requesting inclusion in the call for VTEX.

The live conference call can be accessed via audio webcast at the investor relations section of the Company’s website, at https://www.investors.vtex.com/.

An archive of the webcast will be available for one week following the conclusion of the conference call.

Definition of Selected Operational Metrics

“ARR” means annual recurring revenue, calculated as subscription revenue in the most recent quarter multiplied by four.

“Customers” means companies ranging from small and medium-sized businesses to larger enterprises that pay to use VTEX’s platform.

“GMV” means the total value of customer orders processed through our platform, including value-added taxes and shipping. Our GMV does not include the value of orders processed by our SMB customers or B2B transactions.

“FX Neutral” or “FXN” means a way of using the average monthly exchange rates for each month during the previous year, adjusted by inflation in countries with hyper-inflation, and applying them to the corresponding months of the current year, so as to calculate what results would have been had exchange rates remained stable from one year to the next.

“NRR” means net revenue retention, calculated on a monthly basis by dividing the subscription revenue from our platform during the current period by the subscription revenue in the same period of the previous year for the same base of online stores that were active in the same period of the previous year.

“SSS” means same-store-sales calculated on a yearly basis by dividing the GMV of active online stores in the current period by the GMV of the same active online same stores in the prior period.

“Stores” or “Active Stores” means the number of unique domains generating gross merchandise value. Each customer might have multiple stores.

Special Note Regarding Non-GAAP financial metrics

For the convenience of investors, this document presents certain Non-GAAP financial measures, which are not recognized under IFRS, specifically Non-GAAP subscription gross profit, Non-GAAP Income (Loss) from Operations, Non-GAAP Free Cash Flow and FX Neutral measures.

We understand that Non-GAAP subscription gross profit, Non-GAAP Income (Loss) from Operations, Non-GAAP Free Cash Flow and FX Neutral measures have limitations as analytical tools, and you should not consider them in isolation or as substitutes for analysis of our results of operations presented in accordance with IFRS. Additionally, our calculations of Non-GAAP subscription gross profit, Non-GAAP Income (Loss) from Operations, Free Cash Flow and FX Neutral measures may be different from the calculation used by other companies, including our competitors, and therefore, our measures may not be comparable to those of other companies.

Reconciliation of Non-GAAP measures

The following table presents a reconciliation of our Non-GAAP subscription gross profit to subscription gross profit for the following periods:

	Three months ended December 31,		Twelve months ended December 31,
(in millions of US$, except as otherwise indicated)	2023	2022	2023	2022
Subscription revenue	58.2	42.7	190.3	148.5
Subscription cost	(12.5)	(11.5)	(45.4)	(41.4)
Subscription gross profit	45.8	31.2	144.9	107.1
Share-based compensation	0.0	0.2	0.2	0.5
Non-GAAP subscription gross profit	45.8	31.4	145.1	107.6
Non-GAAP subscription gross margin	78.6%	73.5%	76.2%	72.4%

The following table presents a reconciliation of our Non-GAAP expenses to expenses for the following periods:

Sales & Marketing	Three months ended December 31,		Twelve months ended December 31,
(in millions of US$, except as otherwise indicated)	2023	2022	2023	2022
Sales & Marketing expense	(15.1)	(12.4)	(59.5)	(67.8)
Share-based compensation expense	1.0	1.1	4.4	2.9
Amortization and adjustment related to acquisitions	0.3	0.3	1.2	1.2

Non-GAAP Sales & Marketing expense	(13.8)	(11.0)	(53.9)	(63.7)

Research & Development	Three months ended December 31,		Twelve months ended December 31,
(in millions of US$, except as otherwise indicated)	2023	2022	2023	2022
Research & Development expense	(14.3)	(14.1)	(60.1)	(57.2)
Share-based compensation expense	1.8	1.7	7.4	4.8
Amortization and adjustment related to acquisitions	0.3	0.2	1.2	0.9

Non-GAAP Research & Development expense	(12.3)	(12.1)	(51.5)	(51.5)

General & Administrative	Three months ended December 31,		Twelve months ended December 31,
(in millions of US$, except as otherwise indicated)	2023	2022	2023	2022
General & Administrative expense	(9.1)	(7.1)	(33.7)	(28.3)
Share-based compensation expense	2.3	1.5	7.3	4.4
Amortization and adjustment related to acquisitions	0.0	0.0	0.0	0.0

Non-GAAP General & Administrative expense	(6.8)	(5.6)	(26.4)	(24.0)

The following table presents a reconciliation of our Non-GAAP loss from operations to loss from operations for the following periods:

	Three months ended December 31,		Twelve months ended December 31,
(in millions of US$, except as otherwise indicated)	2023	2022	2023	2022
Income (loss) from operations	5.7	(3.0)	(14.6)	(49.9)
Share-based compensation expense	5.3	4.6	19.7	12.8
Amortization and adjustment related to acquisitions	0.6	0.5	2.6	2.1

Non-GAAP income (loss) from operations	11.6	2.1	7.7	(35.1)

The following table presents a reconciliation of our Non-GAAP free cash flow to net cash used by operating activities for the following periods:

	Three months ended December 31,		Twelve months ended December 31,
(in millions of US$, except as otherwise indicated)	2023	2022	2023	2022
Net cash provided by (used in) by operating activities	9.7	2.6	4.3	(29.2)
Acquisitions of intangibles	—	—	—	—
Acquisitions of property and equipment	(0.2)	(0.1)	(0.5)	(0.3)

Non-GAAP free cash flow	9.5	2.5	3.8	(29.6)

The following table sets forth the FX neutral measures related to our reported results of the operations for the three months period ended December 31, 2023:

	Three months ended December 31,
	As Reported			FXN	As Reported	FXN
(in millions of US$, except as otherwise indicated)	4Q23	4Q22	Percentage change	4Q23	4Q22	Percentage change
Subscription revenue	58.2	42.7	36.3%	54.5	42.7	27.5%
Services revenue	2.5	2.8	(9.3)%	2.3	2.8	(15.1)%

Total revenue	60.7	45.5	33.5%	56.8	45.5	24.9%

Gross profit	44.9	30.9	45.2%	41.2	30.9	33.3%
Income (loss) from operation	5.7	(3.0)	n/a	3.5	(3.0)	n/a

This announcement does not contain sufficient information to constitute an interim financial report as defined in International Accounting Standards 34, “Interim Financial Reporting” nor a financial statement as defined by International Accounting Standards 1 “Presentation of Financial Statements”. The financial information in this press release has not been audited.

About VTEX

VTEX (NYSE: VTEX) is the enterprise digital commerce platform where forward-thinking CEOs and CIOs smarten up their investments. Our composable and complete platform helps brands and retailers modernize their stack and reduce maintenance costs by rapidly migrating from legacy systems, connecting their entire value chain, and making inventory and fulfillment their strength.

As a leader in digital commerce, VTEX is trusted by 2,600 B2C and B2B customers, including Carrefour, Colgate, Motorola, Sony, Stanley Black & Decker, and Whirlpool, having 3,600 active online stores across 43 countries (as of FY ended on December 31, 2023). For more information, visit www.vtex.com.

Forward-looking Statements

This announcement contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1993, as amended, and Section 21E of the Securities Exchange of 1934, as amended. Statements contained herein that are not clearly historical in nature, including statements about the VTEX strategies and business plans, are forward-looking, and the words “anticipate,” “believe,” “continues,” “expect,” “estimate,” “intend,” ”strategy,” “project,” “target” and similar expressions and future or conditional verbs such as “will,” “would,” “should,” “could,” “might,” “can,” “may,” or similar expressions are generally intended to identify forward-looking statements.

VTEX may also make forward-looking statements in its periodic reports filed with the U.S. Securities and Exchange Commission, or the SEC, in press releases and other written materials and in oral statements made by its officers and directors. These forward-looking statements speak only as of the date they are made and are based on the VTEX’s current plans and expectations and are subject to a number of known and unknown uncertainties and risks, many of which are beyond VTEX’s control. A number of factors and risks could cause actual results to differ materially from those contained in any forward-looking statement. Further information regarding these and other risks is included in VTEX filings with the SEC.

As a consequence, current plans, anticipated actions and future financial position and results of operations may differ significantly from those expressed in any forward-looking statements in this announcement. You are cautioned not to unduly rely on such forward-looking statements when evaluating the information presented as there is no guarantee that expected events, trends or results will actually occur. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.

This announcement may also contain estimates and other information concerning our industry that are based on industry publications, surveys and forecasts. This information involves a number of assumptions and limitations, and we have not independently verified the accuracy or completeness of the information.

VTEX

Consolidated statements of profit or loss

In thousands of U.S. dollars, unless otherwise indicated

	Three months ended (unaudited)		Twelve months ended
	December 31, 2023	December 31, 2022	December 31, 2023	December 31, 2022
Subscription revenue	58,224	42,732	190,302	148,475
Services revenue	2,497	2,753	11,215	9,145

Total revenue	60,721	45,485	201,517	157,620

Subscription cost	(12,472)	(11,491)	(45,420)	(41,408)
Services cost	(3,385)	(3,103)	(15,529)	(11,424)

Total cost	(15,857)	(14,594)	(60,949)	(52,832)

Gross profit	44,864	30,891	140,568	104,788

Operating expenses
General and administrative	(9,132)	(7,052)	(33,673)	(28,348)
Sales and marketing	(15,129)	(12,404)	(59,461)	(67,798)
Research and development	(14,344)	(14,059)	(60,116)	(57,205)
Other losses	(556)	(402)	(1,920)	(1,356)

Income (loss) from operations	5,703	(3,026)	(14,602)	(49,919)

Financial income	20,801	7,645	46,374	23,770
Financial expense	(20,442)	(4,939)	(43,367)	(31,401)

Financial result, net	359	2,706	3,007	(7,631)

Equity results	19	347	1,008	1,106
Income (loss) before income tax	6,081	27	(10,587)	(56,444)

Income tax
Current	(2,865)	(136)	(5,182)	(877)
Deferred	7	(213)	2,075	4,902

Total income tax	(2,858)	(349)	(3,107)	4,025

Net income (loss) for the period	3,223	(322)	(13,694)	(52,419)

Attributable to controlling shareholders	3,226	(323)	(13,687)	(52,418)
Non-controlling interest	(3)	1	(7)	(1)
Earnings (loss) per share
Basic earnings (loss) per share	0.018	(0.002)	(0.073)	(0.275)
Diluted earnings (loss) per share	0.016	(0.002)	(0.073)	(0.275)

VTEX

Consolidated balance sheets

In thousands of U.S. dollars, unless otherwise indicated

	December 31, 2023	December 31, 2022
ASSETS
Current assets
Cash and cash equivalents	28,035	24,394
Restricted cash	—	1,608
Short-term investments	181,374	214,164
Trade receivables	44,122	36,844
Recoverable taxes	6,499	5,122
Deferred commissions	1,005	663
Prepaid expenses	5,143	4,152
Derivative financial instruments	53	117
Other current assets	22	93

Total current assets	266,253	287,157

Non-current assets
Long-term investments	2,000	—
Trade receivables	7,415	5,432
Deferred tax assets	19,926	17,710
Prepaid expenses	155	204
Recoverable taxes	4,454	3,334
Deferred commissions	2,924	1,790
Other non-current assets	902	957
Right-of-use assets	3,277	4,818
Property and equipment, net	2,697	3,909
Intangible assets, net	30,024	31,210
Investments in joint venture	1,118	1,152

Total non-current assets	74,892	70,516

Total assets	341,145	357,673

	December 31, 2023	December 31, 2022
LIABILITIES
Current liabilities
Accounts payable and accrued expenses	39,728	34,136
Loans and financing	—	1,153
Taxes payable	8,219	4,128
Lease liabilities	1,863	1,898
Deferred revenue	25,948	20,332
Accounts payable from acquisition of subsidiaries	—	299
Other current liabilities	1,486	70

Total current liabilities	77,244	62,016

Non-current liabilities
Accounts payable and accrued expenses	1,632	511
Taxes payable	—	160
Lease liabilities	2,233	3,737
Deferred revenue	16,584	13,923
Deferred tax liabilities	2,668	2,464
Other non-current liabilities	452	185

Total non-current liabilities	23,569	20,980

EQUITY
Issued capital	18	19
Capital reserve	370,821	390,885
Other reserves	(486)	127
Accumulated losses	(130,060)	(116,373)

Equity attributable to VTEX’s shareholders	240,293	274,658
Non-controlling interests	39	19

Total shareholders’ equity	240,332	274,677

Total liabilities and equity	341,145	357,673

VTEX

Consolidated statements of cash flows

In thousands of U.S. dollars, unless otherwise indicated

	December 31, 2023	December 31, 2022
Net loss for the year	(13,694)	(52,419)

Adjustments for:
Depreciation and amortization	5,018	4,616
Deferred income tax	(2,075)	(4,902)
Loss on disposal of rights of use, property, equipment, and intangible assets	874	(9)
Expected credit losses from trade receivables	1,472	852
Share-based compensation	16,360	12,202
Provision for payroll taxes (share-based compensation)	3,326	(1,125)
Adjustment of hyperinflation	19,369	5,175
Equity results	(1,008)	(1,106)
Accrued interest	(23,757)	(2,252)
Fair value (gains) losses	(10,332)	2,522
Others and foreign exchange, net	8,298	2,786
Change in operating assets and liabilities
Trade receivables	(13,137)	(3,579)
Recoverable taxes	(3,597)	(671)
Prepaid expenses	(598)	3,947
Other assets	583	(583)
Accounts payable and accrued expenses	855	5,229
Taxes payable	7,347	(1,495)
Deferred revenue	6,948	1,157
Other liabilities	1,925	745

Cash provided by (used in) operating activities	4,177	(28,910)

Income tax refund (paid)	82	(312)

Net cash provided by (used in) operating activities	4,259	(29,222)

Cash flows from investing activities
Dividends received from joint venture	1,138	147
Purchase of short and long-term investment	(135,442)	(120,615)
Redemption of short-term investment	171,200	78,011
Interest and dividend received from short-term investments	2,106	1,110
Payment of business acquired	—	(1,692)
Acquisitions of property and equipment	(472)	(340)
Derivative financial instruments	(105)	—

Net cash provided by (used in) investing activities	38,425	(43,379)

Cash flows from financing activities
Derivative financial instruments	—	(746)
Changes in restricted cash	1,660	(348)
Proceeds from the exercise of stock options	1,031	567
Net-settlement of share-based payment	(2,488)	(1,615)
Buyback of shares	(35,243)	(12,798)
Payment of loans and financing	(1,238)	(2,651)
Interest paid	(5)	(56)
Principal elements of lease payments	(1,574)	(1,263)
Lease interest paid	(573)	(670)

Net cash provided by (used in) financing activities	(38,430)	(19,580)

Net increase (decrease) in cash and cash equivalents	4,254	(92,181)

Cash and cash equivalents, beginning of the year	24,394	121,006

Effect of exchange rate changes	(613)	(4,431)

Cash and cash equivalents, end of the year	28,035	24,394

Non-cash transactions:
Lease liabilities arising from obtaining right-of-use assets and remeasurement	(251)	983

Issue of ordinary shares as consideration for a business combination	—	3

Dividends from joint venture used to pay accounts from acquisition of subsidiaries	—	448

Transactions with non-controlling interests	27	13

Contact

Julia Vater Fernández

Investor Relations Director

investors@vtex.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: February 27, 2024

VTEX

By:	/s/ Ricardo Camatta Sodre
Name:	Ricardo Camatta Sodre
Title:	Chief Financial Officer